UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LMP AUTOMOTIVE HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

601 N. State Road 7

Plantation, Florida 33317

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person. Samer Tawfik
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF / PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
3,786,537(1)
	8.	Shared Voting Power:

	9.	Sole Dispositive Power:
3,786,537 (1)

	10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,786,537 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 45.61%(2)
14.	Type of Reporting Person (See Instructions): IN

(1)	Samer Tawfik is the beneficial owner of 3,786,537 shares of common stock of LMP Automotive Holdings, Inc., par value $0.00001 (“Common Stock”). Of the 3,786,537 shares of Common Stock, 1,100,000 are held by ST RXR Investments, LLC, a company wholly owned and controlled by the Reporting Person.

(2)	Based on 8,301,639 shares of Common Stock outstanding as of December 6, 2019.

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.00001 per share (“Common Stock”), of LMP Automotive Holdings, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 601 N. State Road 7, Plantation, Florida 33317.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Samer Tawfik (the “Reporting Person”).

(b) The business address for the Reporting Person is 601 N. State Road 7, Plantation, Florida 33317.

(c) the Reporting Person is the President and Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) the Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person is the direct beneficial owner of 3,786,537 shares of Common Stock. The shares were issued to the Reporting Person in December 2017 and January 2018. At such time, the Reporting Person received 15,750,000 shares of Common Stock and ST RXR Investments, LLC, an entity wholly owned and controlled by the Reporting Person, received 5,250,000 shares of Common Stock. In July 2019, 18,500,000 shares of Common Stock previously beneficially owned by the Reporting Person were cancelled for no consideration. On December 5, 2019, the Reporting Person purchased 600,000 shares of Common Stock at a price of $5.00 per share in the Issuer’s initial public offering. On December 5, 2019, the Reporting Person also purchased 293,617 shares of Common Stock for at a weighted average purchase price of $5.12 per share of Common Stock. On December 6, 2019, the Reporting Person purchased 89,643 shares of Common Stock at a weighted average purchase price of $5.12 per share of Common Stock. On December 9, 2019, the Reporting Person purchased 171,631 shares of Common Stock at a weighted average purchase price of $6.95 per share of Common Stock. On December 10, 2019, the Reporting Person purchased 40,146 shares of Common Stock at a weighted average purchase price of $8.91 per share of Common Stock. On December 11, 2019, the Reporting Person purchased 91,500 shares of Common Stock at a weighted average purchase price of $15.01.

Item 4. Purpose of Transaction

The Reporting Person acquired the above reported shares of Common Stock as compensation for the contribution to the Issuer by the Reporting Person of his equity interests in certain subsidiaries of the Issuer and as compensation for the Reporting Person’s service as President and Chief Executive Officer of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial holder of 3,786,537 shares of Common Stock of the Issuer, representing approximately 45.61% of the outstanding Common Stock of the Issuer. The Reporting Person has sole voting and dispositive power of all shares held in his name.

All of the percentages of beneficial ownership of the Reporting Person set forth in this Schedule 13D are based on 8,301,639 shares of Common Stock outstanding as of December 6, 2019 as reported on the Issuer’s Prospectus filed December 6, 2019 under Rule 424(b)(4) of the Securities Act.

(b) The Reporting Person has sole power to direct the vote, and shared power to dispose of 3,786,537 shares of Common Stock of the Issuer.

(c) In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

☐ On December 5, 2019, the Reporting Person purchased 600,000 shares of Common Stock at a price of $5.00 per share in the Issuer’s initial public offering. On December 5, 2019, the Reporting Person also purchased 293,617 shares of Common Stock for at a weighted average purchase price of $5.12 per share of Common Stock. On December 6, 2019, the Reporting Person purchased 89,643 shares of Common Stock at a weighted average purchase price of $5.12 per share of Common Stock. On December 9, 2019, the Reporting Person purchased 171,631 shares of Common Stock at a weighted average purchase price of $6.95 per share of Common Stock. On December 10, 2019, the Reporting Person purchased 40,146 shares of Common Stock at a weighted average purchase price of $8.91 per share of Common Stock. On December 11, 2019, the Reporting Person purchased 91,500 shares of Common Stock at a weighted average purchase price of $15.01.

(d) No person other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 3,786,537 shares of the Common Stock of the Issuer reported hereby.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	December 13, 2019

/s/ Samer Tawfik
Samer Tawfik

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